

July 16, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find amendments to Exhibits F and M of the Form 1 application pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe Exchange, Inc.

For Exhibit F, the Exchange is filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange. Organization Consent to Jurisdiction and Individual Nominee Application have been updated.

For Exhibit M, the Exchange is filing an amendment to provide an updated list of firms currently approved or terminated as members or other users of the Exchange. SpiderRock EXS, LLC received Membership approval and Xidar Securities LLC had its Membership terminated.

These amendments are filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits F and M of this Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 1:00pm on 07/16/26

Enclosures

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 07/16/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

26000339

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600   (312)-786-7138
    (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman   Associate General Counsel   Cboe Exchange. Inc.   (312) 786-7572
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Patrick Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership
                                   _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: _07/16/26_   Cboe Exchange, Inc.
      (MM/DD/YY)   (Name of Applicant)
By: _____ [signature executed at 1:00pm on 07/16/26]   Laura Dickman, Associate General Counsel
    (Signature)   (Printed Name and Title) -
Subscribed and sworn before me this _16th_ day of _July_, _2026_ by _____ (Notary Public)
                               (Month)   (Year)
My Commission expires _8-6-28_ County of _Cook_   State of _Illinois_

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,

2. Application for approval as a person associated with a member, participant or subscriber of the entity; and

3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

- Organization Consent to Jurisdiction | Updated Document – Removed 'Authorized Officer, Member or Managing Member of TPH' from signature line. Added certification sentence at the end of the consent.
- Individual Nominee Application | Updated Document – Changed font to corporate branding standards and updated hyperlinks. Clarified previous nominee in 'Questions' section. Added 'Statutory Disqualification Disclosure' section. Removed 'Authorized Officer, Member or Managing Member of TPH' from signature line. Added certification sentence at the end of the consent.

Cboe Exchange, Inc.
Organization Consent to Jurisdiction

The undersigned organization hereby agrees to abide by the Bylaws and Rules of the Cboe Exchange, Inc. ("Cboe Options"), as they shall be in effect from time to time.

The undersigned organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to Cboe Options, upon its request, any information they may have concerning the organization, and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to Cboe Options.

The undersigned organization authorizes Cboe Options to make available to any governmental agency, national securities exchange, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information Cboe Options may have concerning the organization, and the organization hereby releases Cboe Options from any and all liability of whatsoever nature by reason of furnishing such information.

The undersigned organization agrees to promptly update its application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of its application to Cboe Options and prior to any approval of the application.

The undersigned organization recognizes that the statements in the application materials furnished to Cboe Options may be verified by investigation, and hereby declare that they are true, complete and accurate.

By signing the below, I certify that I am authorized to execute and submit this form on behalf of the organization.

_____

Name of Organization

_____

Signature

_____

Printed Name

_____

Title

_____

Date

Cboe Exchange, Inc.
Individual Nominee Application

In order to become a Trading Permit Holder ("TPH") of Cboe Exchange, Inc. ("Cboe Options" or the "Exchange") an applicant must complete and submit all materials listed on the Application Checklist below via email to MembershipServices@cboe.com.

Applicants are required to answer *every* question and provide the requested information in each field. Applicants may answer not applicable ("N/A") where appropriate. For all areas requesting a CRD # or NFA #, Applicants are required to provide an ID number or mark N/A. Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete while this application is pending.

APPLICATION CHECKLIST
Items required for application approval:
☐ Individual Nominee Application
☐ Full Form U-4, if not available on WebCRD – *applicable to new applicants*
☐ Nominee Authorization, Guarantee and Certification
☐ Fingerprints on WebCRD
☐ Appropriate qualification examination(s) and registration(s) on WebCRD
☐ Application Fee
Please refer to the 'Trading Permit Holder Application Fees' section of the Cboe Fee Schedule for current pricing information. Application fees will be billed electronically through the firms OCC account and are non-refundable.
Items required to become effective:
☐ Individual TPH Letter of Guarantee
☐ Flexible Exchange (FLEX) Options Trader Application, *if applicable*
☐ TPH Activation / Termination Form
☐ Trading Permit Request Form, *if applicable*

Note: All application materials sent to the Exchange will be reviewed for completeness.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@cboe.com or 913-815-7002. In addition, please refer to Cboe's website at https://www.cboe.com/markets/us/options for additional information regarding the approval process.

Cboe Exchange, Inc.
Individual Nominee Application

GENERAL INFORMATION			
Applicant Name:		CRD #:	NFA #:
Business Phone:		Mobile Phone:	
Business Email*: *Email addresses from a public domain (e.g. @gmail.com, @hotmail.com, @yahoo.com) will not be accepted.			
Business Address:			
City:		State:	Zip:

TPH ORGANIZATION FOR WHICH YOU WILL BE A NOMINEE
Firm Name:

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT
☐ Market Maker   ☐ Floor Broker

DESIGNATED CLEARING FIRM
Identify the Clearing Firm issuing the guarantee for the Applicant's activity of Cboe Options:
Name: _____
OCC Clearing #: _____

QUESTIONS
Are you currently, or have you ever been, a Cboe Nominee? ☐ Yes   ☐ No
If yes, identify the firm you are or were affiliated with: _____
If previously a nominee, provide an estimated termination date (MM/YYYY): _____ ☐ N/A (currently active)
Are you currently, or have you ever been, the subject of a legal proceeding? Please identify and describe all such legal proceedings whether or not they are or were related to your activities in the securities industry. For the purposes of this question, the term "legal proceeding" is intended to be construed broadly and would be deemed to include, but not be limited to, if you are or have been a party in a lawsuit or arbitration proceeding, if you are or have been the subject of a proceeding initiated by a government agency or as a result of a customer complaint, if you are or have been the subject of a criminal proceeding (including, but not limited to, any proceeding in which you were charged with, convicted of, or pled guilty or no contest to any misdemeanor, felony or other crime). ☐ Yes   ☐ No If yes, please describe:
Are you currently, or have you ever been, the subject of an investigation conducted by, or on behalf of, any securities exchange, self-regulatory organization ("SRO") under the Securities Exchange Act of 1934, any futures contract market, exchange or self-regulatory organization (hereinafter collectively referred to as "securities or futures SRO"), or any federal or state securities or futures regulatory agency or commission regarding your activities?   ☐ Yes   ☐ No If yes, please describe:

Are you currently, or have you been, a party in a disciplinary proceeding conducted by, or on behalf of, any securities or futures SRO, or any federal or state securities or futures regulatory agency or commission regarding your activity?

☐ Yes ☐ No

If yes, please describe:

Have you ever been sanctioned by any securities or futures SRO or any federal or state securities or futures regulatory agency or commission, including, but not limited to the following? ☐ Yes ☐ No

If yes, please check the appropriate box and describe: ☐ Bar ☐ Censure ☐ Fine ☐ Suspension

Are you a member of any national securities exchange, national securities association, or commodities exchange?

☐ Yes ☐ No

If yes, please identify:

STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated with a TPH Organization, who is subject to a statutory disqualification. The term, statutory disqualification, is defined under section 3(a)(39)(F) of the Act.

☐ I am **NOT** subject to a statutory disqualification.

☐ I **AM** or may be subject to statutory disqualification. - Include the following with this application:
1. Description of your duties within the organization.
2. Copies of documents relating to the statutory disqualification.
3. Explanation of action taken or approval given by any another SRO regarding disqualifying event.

FINANCIAL INFORMATION

I. Debts to Exchange(s) or Exchange Participant(s) – verbal and written

Do you owe any monies to Cboe Options, another national securities exchange, a national securities association, a national futures association or a commodities exchange **that are overdue** (including, but not limited to, any overdue fees, charges, dues, assessments, fines or other amounts)? ☐ Yes ☐ No

If yes, please identify:

To Whom:

Amount: $_____

If yes, have satisfactory arrangements been made to repay this debt? ☐ Yes ☐ No

Please describe:

Do you owe any monies to any Cboe Options permit holder or to any participant of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

☐ Yes ☐ No

If yes, please identify:

To Whom:

_____ Amount: $_____

If yes, have satisfactory arrangements been made to repay this debt? ☐ Yes ☐ No

Please describe:

II. Financing Arrangements

Cboe Options Rule 11.6 governs the financing of Market Makers by non-broker-dealers. Each Market Maker who makes an arrangement with a non broker-dealer to finance the Market Maker's transaction as a Market Maker is required by Rule 11.6 to identify to the Department of Regulatory Services (i) the source(s) of any such financing, (ii) the terms of any such financing and (iii) the termination of, or any changes to, any such financing arrangement. The form to be used to report any such financing arrangement is available from the Department of Regulatory Services.

If you are applying to be approved as a Market Maker, have you received any financing from, or made any financing arrangement with, any non-broker-dealer to finance your transactions as a Market Maker? ☐ Yes ☐ No

If yes, please describe:

If yes, have you filed with the Department of Regulatory Services a completed form to report this financing along with a copy of the loan agreement? ☐ Yes ☐ No

If no, please contact Regulatory Interpretations at 312.786.8141 for questions on how to obtain the forms.

☐ I hereby state that I have read and understand the contents of this financial information and attest that such statement represents a true reflection of my financial condition as of the date of this submission.

Please note that it may be considered a rule violation for an applicant for any type of Trading Permit to make a misstatement on any documents submitted to the Cboe Options.

Consent to Jurisdiction and Certifications

By executing this Application, the undersigned individual hereby agrees on behalf of himself/herself and his/her related parties as follows:

To abide by the bylaws and rules of Cboe Exchange, Inc. ("Cboe Options") as they shall be in effect from time to time.

I authorize any governmental agency, national securities exchange, national securities association, commodities exchange and all my former employers and other persons to furnish to Cboe Options, upon its request, any information they may have concerning my character, ability, business activities, reputation and employment history, and I hereby release each such person from any and all liability of whatsoever nature by reason of furnishing such information to Cboe Options.

I authorize Cboe Options to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information it may have concerning me, and I hereby release Cboe Options from any and all liability of whatsoever nature by reason of furnishing such information.

I agree to promptly update my application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of my application to Cboe Options and prior to any approval of the application.

I acknowledge and agree that under the Fair Credit Reporting Act, Cboe Options may procure or cause to be prepared an investigative consumer report on me, including, without limitation, information as to my character, general reputation, personal characteristics, employment, clearing firm, finances, financial litigation, mode of living, and credit reports, as applicable. The Federal Trade Commission's "A Summary of Your Rights Under the Fair Credit Reporting Act" is available here.

I agree to be subject to the jurisdiction of the U.S. federal courts and Illinois state courts.

I recognize that the statements in the application materials furnished to Cboe Options may be verified by investigation, and hereby declare that they are true, complete and accurate.

_____

Signature of Applicant

_____

Printed Name

_____

Date

Cboe Exchange, Inc.
Nominee Authorization, Guarantee and Certification

Name of Individual Nominee

Acronym

Name of Trading Permit Holder ("TPH") Organization

Description of the Functions and Responsibilities to Be Performed by Individual for TPH Organization

Approximate Average Number of Hours Per Week During Which Individual Will Be Performing Functions and Responsibilities for TPH Organization _____

Pursuant to Cboe Options Rule 3.9, TPH organization (i) authorizes Individual to represent TPH organization with respect to all matters relating to the Exchange; (ii) agrees to be responsible for all obligations arising out of Individual's representation of TPH organization in all matters relating to the Exchange; and (iii) agrees to guarantee payment of all monetary disciplinary sanctions assessed against Individual with respect to activity that takes place while Individual is a Nominee of a TPH organization.

Cboe Options Rule 3.9 provides that every nominee of a TPH organization must be materially involved in the daily operation of the Exchange business activities of the TPH organization for which the person is a nominee.

TPH organization hereby certifies to the Exchange that Individual will be materially involved in the daily operation of the Exchange business activities of the above-referenced TPH organization.

In the event that Individual acts as an independent Market-Maker and/or an independent Floor Broker pursuant to Cboe Options Rule 3.9, TPH organization agrees pursuant to Cboe Options Rule 3.9 to guarantee all obligations arising out of Individual's activities as an independent Market-Maker and/or an independent Floor Broker.

TPH organization acknowledges that the TPH organization's responsibility for obligations arising out of Individual's activities as provided in the above paragraphs shall include responsibility for all obligations to the Exchange and all obligations to other Exchange Trading Permit Holders resulting from Exchange transactions or transactions in other securities made by Individual.

This authorization, guarantee and certification shall only apply with respect to time periods during which Individual is effective in the status of a Nominee of the TPH organization.

By signing below, I certify that I am authorized to execute and submit this form on behalf of the TPH Organization.

Printed Name

Signature

Title

Date

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
78 North Investments ApS	8/24/2020	8/24/2020	8/24/2020	8/24/2020	NA	NA	Sponsored Participant / User	Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161	45 68707858	Proprietary Trading
ABN AMRO Clearing USA LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member / TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member / TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Airain Limited	6/24/2025	6/24/2025	6/24/2025	6/24/2025	NA	NA	Sponsored Participant / User	HSM Corporate Services 68 Front St, PO Box 31726 Georgetown Grand Cayman KY1-1108	44148-170-5918	Proprietary Trading
Airain Limited	6/23/2025	6/23/2025	6/23/2025	6/23/2025	NA	NA	Sponsored Participant / User	HSM Corporate Services 68 Front St, PO Box 31726 Georgetown Grand Cayman KY1-1108	44148-170-5918	Proprietary Trading
Akuna Securities LLC	9/15/2015	9/13/2024	9/13/2024	8/14/2017	2/2/2012	2/12/2015	Member / TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
All Options USA LLC	NA	NA	NA	8/8/2023	8/8/2023	NA	Member / TPH	114 W. 7th. St Suite 1200 Austin, TX 78701	512-518-4036 x109	Market Maker, Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member / TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant / User	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member / TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member / TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member / TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
Atlas Diversified Master Fund, Ltd.	12/1/2025	12/1/2025	12/1/2025	12/1/2025	NA	NA	Sponsored Participant / User	444 West Lake Street 50th Floor Chicago IL. 60606	646-454-7273	
Atlas Macro Master Fund, Ltd.	11/5/2025	11/5/2025	11/5/2025	11/5/2025	NA	NA	Sponsored Participant / User	444 West Lake Street 50th Floor Chicago IL. 60606	646-454-7273	
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member / TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member / TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
BEC Capital, LLC	11/1/2022	11/1/2022	11/1/2022	11/1/2022	NA	NA	Sponsored Participant / User	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
BEC Capital, LLC	8/15/2024	8/15/2024	8/15/2024	8/15/2024	NA	NA	Sponsored Participant / User	1811 Silverdate Road Wilmington, DE 19808	917-662-5577	
Belvedere Trading LLC	11/1/2011	NA	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member / TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
Bernstein Institutional Services LLC	3/1/2024	3/1/2024	3/1/2024	3/1/2024	NA	NA	Member / TPH	1345 Avenue of the Americas New York, NY 10105	212-823-2896	Public Customer Business
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member / TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Black Edge Securities LLC	NA	NA	NA	NA	10/16/2020	NA	Member / TPH	811 W. Fulton Market Ste. 400 Chicago, IL 60607	608-213-4825	Market Maker
BLKBRD Asset Management, LP	9/5/2024	9/5/2024	9/5/2024	9/5/2024	NA	NA	Sponsored Participant / User	53 Forest Avenue Suite 215 Old Greenwich, CT 06870	203-547-3740	
BLKBRD Asset Management, LP	9/5/2024	9/5/2024	9/5/2024	9/5/2024	NA	NA	Sponsored Participant / User	53 Forest Avenue Suite 215 Old Greenwich, CT 06870	203-547-3740	
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	NA	NA	NA	NA	Member / TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
Blueshift Asset Management LLC	2/6/2026	2/6/2026	2/6/2026	2/6/2026	NA	NA	Sponsored Participant / User	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7467	
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member / TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member / TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant / User	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant / User	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
Boerboel Trading LP	5/25/2021	5/25/2021	5/25/2021	5/25/2021	NA	NA	Sponsored Participant / User	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member / TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	2/10/2022	NA	Member / TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
BTIG, LLC	11/28/2023	11/28/2023	11/28/2023	11/28/2023	NA	NA	Sponsored Participant / User	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Proprietary Trading
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member / TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member / TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant / User	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	NA	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member / TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member / TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Casey Securities LLC	NA	NA	NA	11/11/2021	6/24/2024	NA	Member / TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member / TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member / TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/1/2022	NA	NA	11/1/2022	NA	NA	Sponsored Participant / User	27 Union Square West 4th Floor New York, NY 10003	646-597-6146	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member / TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member / TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member / TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public
Clarksons Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member / TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street LLC	3/21/2023	3/21/2023	3/21/2023	3/21/2023	NA	NA	Sponsored Participant / User	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clear Street LLC	8/14/2024	8/14/2024	8/14/2024	8/14/2024	NA	NA	Sponsored Participant / User	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	12/10/2024	12/12/2024	Member / TPH	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member / TPH	17 State Street 38h Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant / User	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	3/6/2023	NA	NA	Member / TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member / TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
CTC, LLC	3/15/2018	NA	NA	3/19/2024	3/25/1998	3/3/2011	Member / TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Cumberland DRW LLC	NA	NA	NA	3/23/2026	NA	NA	Sponsored Participant / User	540 West Madison Suite 2500 Chicago, IL 60661	212-313-3928	
Curvature Securities LLC	8/9/2024	8/9/2024	8/9/2024	8/9/2024	NA	NA	Member / TPH	39 Main Street Chatham, NJ 07928	908-532-3600	Clearing Services, Trading on behalf of Client Accounts
Curvature Securities LLC	4/21/2025	4/21/2025	4/21/2025	4/21/2025	NA	NA	Sponsored Participant / User	39 Main Street Chatham, NJ 07928	908-532-3600	Clearing Services, Trading on behalf of Client Accounts
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member / TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Direct Alpha LLC	10/31/2022	10/31/2022	10/31/2022	10/31/2022	NA	NA	Sponsored Participant / User	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
DriveWealth, LLC	3/6/2025	3/6/2025	3/6/2025	3/6/2025	NA	NA	Member / TPH	28 Liberty Street 50th Floor New York, NY 10005	332-215-6681	Proprietary Trading, Public Customer Business, Clearing Services
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant / User	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Europe B.V.	12/14/2020	12/14/2020	12/14/2020	12/14/2020	NA	NA	Sponsored Participant / User	540 W Madison Street Suite 2500 Chicago, IL 60661	44-207-031-1369	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	2/2/2026	2/2/2026	Member / TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading; Cboe-Electronic Execution; C2- Broker
DRW Global Markets Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant / User	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Global Markets Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant / User	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Investments, LLC	2/18/2021	1/8/2025	1/8/2025	1/8/2025	2/2/2026	2/2/2026	Sponsored Participant / User	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1223	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member / TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant / User	8 Marina View Asia Square Tower 1	#32-05 Singapore 018960	312-542-1005	Proprietary Trading
DRW Singapore Ltd.	10/4/2021	NA	NA	10/4/2021	NA	NA	Sponsored Participant / User	8 Marina View Asia Square Tower 1	#32-05 Singapore 018960	312-542-1005	Proprietary Trading
DV Equities, LLC	4/10/2026	4/10/2026	4/10/2026	4/10/2026	8/30/2021	NA	Member / TPH	425 S Financial Place Suite 2800 Chicago, IL 60605	312-878-6785	Market Maker, Proprietary Trading
DV Equities, LLC	10/20/2025	10/20/2025	10/20/2025	10/20/2025	NA	NA	Sponsored Participant / User	425 S Financial Place Suite 2800 Chicago, IL 60605	312-878-6785	
Dynamex Trading LLC	NA	NA	NA	NA	10/12/2023	NA	Member / TPH	11 Broadway, Suite 360 New York, NY 10004	646-827-6074	Electronic Execution, Transact Business with the Public
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant / User	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
Elequin Securities LLC	12/28/2021	NA	NA	NA	12/27/2021	NA	Member / TPH	1359 Broadway New York, NY 10018	646-475-6430	Proprietary Trading
Erudite Trading LLC	1/7/2025	NA	NA	11/22/2024	11/23/2023	7/19/2024	Member / TPH	800 Brickell Avenue Suite 200-201 Miami, FL 33131	786-957-7710	Proprietary Trading, Market Maker
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member / TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
FCF Securities and Derivatives LLC	3/24/2026	NA	NA	NA	NA	NA	Member / TPH	425 S Financial Place Suite 1575 Chicago, IL 60605	312-663-2405	Qualified Contingent Trade reporting and equity execution services
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member / TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Flow Traders U.S. LLC	NA	NA	NA	10/12/2022	NA	NA	Sponsored Participant / User	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member / TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
FR Trading LLC	NA	NA	NA	NA	6/1/2023	NA	Member / TPH	225 Liberty Street, 30th Floor New York, NY 10281	212-393-1420	Market Maker, Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member / TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member / TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Glendale Securities LLC	7/9/2024	7/9/2024	7/9/2024	7/9/2024	NA	NA	Member / TPH	15233 Ventura Blvd, Suite 712 Sherman Oaks, CA 91403	818-907-1505	Market Maker, Proprietary Trading, Public, Customer Business
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member / TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage
Global Trading X LLC	6/24/2026	NA	NA	NA	NA	NA	Member / TPH	810 7th Avenue 37th Floor New York, NY 10019	212-407-1000	Proprietary Tradiing, Market Maker
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member / TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member / TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Green Pier Fintech LLC	NA	NA	NA	8/25/2022	NA	NA	Member / TPH	245 Summer Street Boston, MA 02210	617-392-2773	Public Customer Business
Group One Trading LLC	6/2/2015	NA	NA	9/29/2015	11/23/1994	9/11/2020	Member / TPH	425 S Financial Place Suite 3400 Chicago, IL 60605	312-347-8864	Market Maker, Proprietary Trading
GTS Securities LLC	10/25/2022	10/25/2022	10/25/2022	10/25/2022	NA	NA	Sponsored Participant / User	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	NA	NA	Member / TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant / User	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant / User	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant / User	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
HRT Financial LP	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member / TPH	3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member / TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IBKR Securities Services LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member / TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member / TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
iFAST Securities US Corporation	NA	NA	NA	2/18/2026	NA	NA	Member / TPH	18 South 2nd Street #126 San Jose CA, 95113	669-242-5999	Plblic Customer Business, Clearing Services Order Routing and Self Clearing
IMC Chicago, LLC d/b/a IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant / User	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member / TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	8/25/2023	NA	NA	NA	NA	NA	Sponsored Participant / User	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Securities LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member / TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member / TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Intelligent Cross LLC	8/13/2024	8/13/2024	8/13/2024	8/13/2024	NA	NA	Sponsored Participant / User	Soundview Plaza, Suite 700 R 1266 E. Main St. Stamford, CT 06905	212-621-9640	
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member / TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member / TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member / TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member / TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member / TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	12/13/2022	12/13/2022	11/9/2018	5/2/2005	1/2/2019	Member / TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant / User	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member / TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Jefferies LLC	1/23/2025	1/23/2025	1/23/2025	1/23/2025	NA	NA	Sponsored Participant / User	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Jump Execution, LLC	6/27/2022	6/27/2022	6/27/2022	6/27/2022	NA	NA	Member / TPH	600 W Chicago Avenue Suite 600 Chicago, IL 60654	312-205-8327	Market Maker, Proprietary Trading, Agency Execution
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	8/13/2025	Member / TPH	600 W Chicago Avenue Suite 600 Chicago, IL 60654	312-205-8777	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member / TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member / TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public
Lakewood Trading LLC	4/22/2024	NA	NA	NA	NA	NA	Sponsored Participant / User	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	312-612-1041	Proprietary Trading
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member / TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampost Capital LC	NA	NA	NA	1/19/2021	NA	NA	Member / TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Wholesale Execution
Latour Trading LLC	4/25/2025	4/25/2025	4/25/2025	4/25/2025	NA	NA	Sponsored Participant / User	148 Lafayette 11th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Latour Trading LLC	9/13/2024	9/13/2024	9/13/2024	9/13/2024	NA	NA	Sponsored Participant / User	148 Lafayette 11th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Leerink Partners LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
Lightspeed Financial Services Group LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	212-824-5000	Transact Business with the Public
Lime Trading Corp	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Member / TPH	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Lime Trading Corp	4/15/2024	4/15/2024	4/15/2024	4/15/2024	NA	NA	Sponsored Participant / User	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member / TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member / TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Marex Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member / TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member / TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage
Maven Global Markets Trading LLP	NA	NA	NA	NA	7/18/2022	3/19/2026	Member / TPH	444 W. Lake Street, Suite 4650 Chicago, IL 60606	44 203 856 9310	Market Maker
MBX Clearing LLC	NA	NA	NA	NA	8/15/2022	NA	Member / TPH	38955 Hills Tech Drive Farmington Hills, MI 48331	248-987-7427	Proprietary Trading
MD Vanilla B.V. dba Maverick Derivatives	NA	NA	NA	NA	9/1/2022	NA	Member / TPH	Strawinskylann 377 Amsterdam, 1077XX Netherlands	31 20 238 4192	Proprietary Trading
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	NA	NA	4/25/1973	NA	Member / TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Millennium International Management LP	10/28/2025	10/28/2025	10/28/2025	10/28/2025	NA	NA	Sponsored Participant / User	399 Park Avenue New York, NY 10022	212-320-1051	
Mirae Asset Securities (USA) Inc.	10/12/2022	NA	NA	9/11/2024	NA	NA	Member / TPH	810 7th Avenue New York, NY 10019	646-968-2035	Market Maker, Public Customer Business, Clearing Services, Proprietary Trading
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member / TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member / TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Bank of Canada Financial Inc.	2/18/2022	2/18/2022	7/25/2025	NA	NA	NA	Member / TPH	The Park Tower 65 E. 55th Street, 8th Floor New York, NY 10022	212-546-7663	Proprietary Trading
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member / TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member / TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member / TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Nova Prospect Rise Ltd.	3/9/2026	3/9/2026	3/9/2026	3/9/2026	NA	NA	Sponsored Participant / User	1st Floor, IFC 5, The Esplanade St Helier, Jersey JE2 3BY	44 7721544556	
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member / TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	4/25/2023	NA	Member / TPH	1 N Dearborn Street 8th Floor Chicago, IL 60602	312-260-3044	Electronic Execution, Transact Business with the Public
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member / TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optimal Market Technologies, LLC	5/14/2026	NA	NA	5/14/2026	6/24/2026	6/24/2026	Member / TPH	One World Trade Center Suite 47M New York, NY 10007	646-804-7928	Public Customer Business; Electronic Execution, Broker, Transact Business with the Public
Optiver US, LLC	6/15/2009	1/9/2025	1/9/2025	5/30/2018	6/1/2005	9/24/2010	Member / TPH	130 E Randolph Street Suite 800 Chicago, IL 60601	312-821-9500	Market Maker
Optiver US, LLC	9/19/2025	9/19/2025	9/19/2025	9/19/2025	NA	NA	Sponsored Participant / User	130 E Randolph Street Suite 800 Chicago, IL 60601	312-821-9500	
Orbit Securities LP	12/12/2024	12/12/2024	12/12/2024	12/12/2024	NA	NA	Sponsored Participant / User	3909 Pappys Way Austin, TX 78730	312-485-1824	Proprietary Trading
Oscar Gruss & Son Incorporated	8/7/2017	7/10/2025	NA	NA	NA	NA	Member / TPH	10 East 53rd Street 17th Floor New York, NY 10022	212-419-4000	Agency
ParX Trading LLC	10/1/2024	NA	NA	NA	NA	NA	Member / TPH	675 W. 59th Street Suite 1010 New York, NY 10019	646-808-0390	Proprietary Trading Market Maker
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member / TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member / TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member / TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member / TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member / TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Point72 Asset Management LP	1/20/2026	1/20/2026	1/20/2026	1/20/2026	NA	NA	Sponsored Participant / User	72 Cummings Point Rd Stamford, CT 06902	646-569-8211	Proprietary Trading
Point72 Asset Management LP	8/22/2024	8/22/2024	8/22/2024	8/22/2024	NA	NA	Sponsored Participant / User	72 Cummings Point Rd Stamford, CT 06902	646-569-8211	Proprietary Trading
Prime Capital Markets LLC	NA	NA	NA	NA	4/15/2021	NA	Member / TPH	111 W Jackson Boulevard Suite 1310 Chicago, IL 60604	312-986-7430	Proprietary Trading
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member / TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant / User	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member / TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
QTrade Capital Partners LLC	7/12/2022	7/12/2022	7/12/2022	7/12/2022	NA	NA	Sponsored Participant / User	240 North Avenue West, Suite 301 Westfield, NJ 07090	908-232-5692	Proprietary Trading
Quantbot Technologies LP	8/29/2025	8/29/2025	8/29/2025	8/29/2025	NA	NA	Sponsored Participant / User	505 5th Avenue, 6th Floor New York NY 10017	646-461-6098	
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant / User	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member / TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Qube Research & Technologies Limited	7/8/2022	7/8/2022	12/13/2022	12/13/2022	NA	NA	Sponsored Participant / User	21 Palmer Street 7th Floor London SW1H 0AD	44-20-7072-2960	
Qube Research & Technologies Limited	3/19/2026	3/19/2026	3/19/2026	3/19/2026	NA	NA	Sponsored Participant / User	9 Bressenden Place, London, SW1E5BY	44 20 7072 2960	
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant / User	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
Radix Trading LLC	NA	NA	NA	3/26/2025	NA	NA	Sponsored Participant / User	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
RBC Capital Markets, LLC	5/10/2024	5/10/2024	5/10/2024	5/10/2024	NA	NA	Sponsored Participant / User	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member / TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC CMA LLC	4/30/2024	4/30/2024	4/30/2024	4/30/2024	NA	NA	Sponsored Participant / User	200 Vesey Street New York, NY 10281	212-618-2506	
Redburn (USA) LLC dba Rothschild & Co	Redburn	NA	NA	8/8/2024	NA	NA	NA	Member / TPH	461 Fifth Avenue 15th Floor New York, NY 10017	212-803-7303	Introducing Broker
Rosenblatt Securities Inc.	8/18/2008	NA	NA	NA	NA	NA	Member / TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member / TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
RQD* Clearing, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member / TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member / TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member / TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
Scientech Master Fund, Ltd.	4/21/2021	4/21/2021	4/21/2021	4/21/2021	NA	NA	Sponsored Participant / User	101 Hudson Street Suite 2177 Jersey City, NJ 07302	201-253-5141	Proprietary Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant / User	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member / TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	9/26/2022	7/12/2022	9/26/2022	9/26/2022	NA	NA	Sponsored Participant / User	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member / TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member / TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member / TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
SpeedTrader Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member / TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
SpiderRock EXS LLC	NA	NA	NA	7/10/2026	3/12/2024	NA	Member / TPH	300 S. Riverside Plaza Suite 2350 Chicago, IL 60606	312-256-9618	Electronic Execution, Transact Business with the Public
Squarepoint Ops LLC	2/24/2026	2/24/2026	2/24/2026	2/24/2026	NA	NA	Sponsored Participant / User	250 W 55th Street 38nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
Squarepoint Ops LLC	9/4/2024	9/4/2024	9/4/2024	9/4/2024	NA	NA	Sponsored Participant / User	250 W 55th Street 38nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
Squarepoint Ops LLC	1/23/2023	1/23/2023	1/23/2023	1/23/2023	NA	NA	Sponsored Participant / User	250 W 55th Street 38nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	NA	Member / TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
STG Securities, LLC	10/22/2025	NA	NA	10/22/2025	11/10/2025	11/10/2025	Member / TPH	250 W 55th Street New York, NY 10019	646-868-1753	Proprietary Trading (options), Market Maker (options)
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member / TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Summit Securities Group LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member / TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Sumo Capital, LLC	NA	NA	NA	NA	3/3/2008	NA	Member / TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
Sunrise Futures LLC	11/17/2023	NA	NA	NA	NA	NA	Sponsored Participant / User	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	773-457-8067	Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member / TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member / TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
TD Securities (USA) LLC	11/22/2024	11/22/2024	11/22/2024	11/22/2024	10/17/2025	10/17/2025	Member / TPH	One Vanderbilt Avenue New York, NY 10017	646-562-1074	Public Customer, Clearing Services, Firm Proprietary, Transact Business with the Public, Electronic execution, ...
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member / TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant / User	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member / TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
Tower Principal Markets LLC	9/7/2023	9/7/2023	9/7/2023	9/7/2023	4/10/2024	5/28/2025	Member / TPH	111 Coleman Blvd, Suite 404 Mount Pleasant, SC 29464	843-606-0603	Proprietary Trading, Market Maker
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradePro Securities Inc	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member / TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member / TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TradeUp Securities Inc	NA	NA	NA	2/6/2023	NA	NA	Member / TPH	101 Eisenhower Parkway Roseland, NJ 07068	973-228-9871	Trading and execution for clients
TradeZero America Inc.	NA	NA	NA	9/14/2021	8/1/2024	NA	Member / TPH	67 35th Street, Suite #B450 Brooklyn, NY 11232	718-7409-4925	Electronic Execution; Public Customer Business
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	11/16/2022	NA	Member / TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency; Electronic Execution, Transact Business with the Public
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member / TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member / TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member / TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant / User	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant / User	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Vanaheim Securities, LLC	NA	NA	NA	NA	6/1/2022	NA	Member / TPH	425 S Financial Place Suite 3200 Chicago, IL 60605	312-379-0202	Market Maker
Velocity Capital, LLC	4/22/2026	4/22/2026	4/22/2026	4/22/2026	11/5/2021	NA	Member / TPH	199 Water Street 8th Floor New York, NY 10038	732-848-0095 x107	Proprietary Trading, Public Customer Business, Clearing Services
Velocity Clearing, LLC	8/13/2024	8/13/2024	8/13/2024	8/13/2024	NA	NA	Sponsored Participant / User	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	10/3/2022	NA	Member / TPH	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	Clearing, Electronic Execution, Proprietary Trading, Transact Business with the Public
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member / TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant / User	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member / TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member / TPH	300 Vesey Street New York, NY 10282	646-682-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member / TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Vitesse Capital Limited	8/28/2025	8/28/2025	8/28/2025	8/28/2025	NA	NA	Sponsored Participant / User	148/13 Tower Road Siliema, Malta Siliema SLM1604	44203-621-0363	
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	7/12/2021	Member / TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6623	Proprietary Trading, Market Maker
Webull Financial LLC	NA	NA	NA	3/1/2021	NA	NA	Member / TPH	44 Wall Street, Suite 501 New York, NY 10005	917-725-2408	Public Customer Business

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member / TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member / TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member / TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading